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                                  United States                           OMB APPROVAL
                       Securities and Exchange Commission       ---------------------------------
                             Washington, D.C. 20549             OMB Number:
                                                                3235-0145
                                                                Expires:
                                                                December 31, 2005
                                                                Estimate average burden
                                                                hours per response .  . . . . .15
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                           Castle Energy Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.50 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   148449309
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                                 (CUSIP Number)


                                  Mary A. Cade
                            Chief Financial Officer
                           Castle Energy Corporation
                              357 South Gulph Road
                           King of Prussia, PA 19406
                                 (610) 995-9400
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 9, 2005
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            (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. |_|


            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746      Persons who respond to the collection of information contained in
(11-03)       this form are not required to respond unless the form displays a currently valid OMB control number.

  CUSIP No. 148449309

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Sally W. Castle
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     Not Applicable
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               1,546,524
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        1,546,524
              -----------------------------------------------------------------
              10.       Shared Dispositive Power


-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,546,524
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     21.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

Item 1. Security and Issuer

      The class of equity security to which this statement on Schedule 13D relates is the common stock, $.50 par value per share (the "Common Stock"), of Castle Energy Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406.

Item 2. Identity and Background

      This statement is being filed by Sally W. Castle, whose address is 1790 Aloha Lane, Gladwyne, Pennsylvania 19035. Mrs. Castle is a homemaker.

      During the past five years Mrs. Castle has not: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or
(ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration

      Mrs. Castle acquired beneficial ownership of 1,434,699 shares (the "Estate Shares") upon her appointment as the executor of the Estate of Joseph L. Castle, II (the "Estate") on September 9, 2005. No funds or other consideration was used by Ms. Castle in acquiring beneficial ownership of the Estate Shares. Of the remaining shares, after adjusting to take into account stock splits since the dates of the various transactions, Mrs. Castle acquired 37,450 shares in connection with the 1986 merger of a predecessor in interest of the Company with Minden Oil and Gas Co., which was then renamed Castle Energy Corporation, 46,875 shares in 1989 in exchange for $125,000 face amount of the Company's debentures, 12,500 shares at a price of $6.00 per share in a 1990 public offering by the Company and 15,000 shares in market purchases in 1992 at a price of $1.92 per share. The cash used to purchase the shares in 1990 and 1992 and the debentures and predecessor entity shares that were used to acquire the shares in 1986 and 1989 were Mrs. Castle's personal assets.

Item 4. Purpose of Transaction

      Mrs. Castle acquired the Estate Shares as a result of her appointment as executor of the Estate and acquired the remaining 111,825 shares described in
Item 3 for investment purposes. The shares held by Mrs. Castle, individually and as executor of the Estate, are being held for investment purposes and not for the purpose of influencing the control of the Company. Accordingly, Mrs. Castle may dispose of some or all of the shares that are the subject of this filing from time to time.

         Except as noted above, Mrs. Castle currently does not have any plans and is currently not considering any proposals that relate to or that would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Issuer by any person;


      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) This filing relates to 1,546,524 shares of Common Stock of the Company representing 21.4% of the issued and outstanding shares of Common Stock of the Company.

      (b) Mrs. Castle has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,546,524 shares of Common Stock.

      (c) Other than as set forth in Item 3, no other transactions in the Common Stock of the Company have been effected in the past 60 days by Ms. Castle.

      (d) The Estate has the right to receive dividends from or the proceeds from the sale of the Estate Shares. No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Estate Shares, and no persons other than Mrs. Castle have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the remaining shares which are the subject of this filing.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings or other understandings between Mrs. Castle and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

      Not applicable.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 19, 2005

                                                    /s/ Sally W. Castle
                                                    -------------------
                                                    Sally W. Castle



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)